Dolly Varden Silver Intersects 93.95 m of 357 g/t AgEq
including 9,422 g/t AgEq over 1.02m expanding Homestake
Silver High-Grade Trend

VANCOUVER, BC, January 16, 2024 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (the "Company" or "Dolly Varden") is pleased to announce drill results from its 2023 program at the Homestake Silver deposit in BC's Golden Triangle. The 23 drillholes reported total 12,150m of drilling targeting priority zones within the deposit and have significantly expanded the width and extent of the reinterpreted high-grade silver and gold mineralized plunge.

Highlights from Homestake Silver (intervals shown are core length**):

  HR23-419: Mineralized envelope: 315 g/t AgEq (2.57 g/t Au and 102 g/t Ag) over 79.20 meters, including internal breccia vein intervals grading 1,508 g/t AgEq (9.53 g/t Au and 718 g/t Ag) over 9.22 meters length, 7,572 g/t AgEq (36.66 g/t Au and 4,533 g/t Ag) over 1.05 meters.
  HR23-416 Mineralized envelope: 357 g/t AgEq (1.74 g/t Au, 213 g/t Ag) over 93.95 meters length, including internal breccia vein intervals grading 2,802 g/t AgEq (11.80 g/t Au and 1,824 g/t Ag) over 9.16 meters length, 4,176 g/t AgEq (13.16 g/t Au and 3,085 g/t Ag) over 2.26 meters and 9,422 g/t AgEq (55.40 g/t Au and 4,830 g/t Ag) over 1.02 meters.
  HR23-415: Mineralized envelope: 630 g/t AgEq (5.11 g/t Au and 206 g/t Ag) over 22.80 meters, including internal breccia vein intervals grading 1,754 g/t AgEq (14.38 g/t Au and 562 g/t Ag) over 6.80 meters length, 4,617 g/t AgEq (43.40 g/t Au and 1,020 g/t Ag) over 0.88 meters.
  HR23-413: Mineralized envelope: 226 g/t AgEq (1.40 g/t Au and 110 g/t Ag) over 40.00 meters, including internal breccia vein intervals grading 668 g/t AgEq (3.05 g/t Au and 415 g/t Ag) over 3.96 meters, 1,998 g/t AgEq (6.49 g/t Au and 1,460 g/t Ag) over 0.63 meters.
  HR23-407: Mineralized envelope: 246 g/t AgEq (2.32 g/t Au and 54 g/t Ag) over 55.90 meters length, including internal breccia vein intervals grading 932 g/t AgEq (8.94 g/t Au and 191 g/t Ag) over 10.72 meters length, 2,149 g/t AgEq (24.38 g/t Au and 129 g/t Ag) over 0.57 meters and 1,883 g/t AgEq (17.78 g/t Au and 410 g/t Ag) over 2.20 meters.
  HR23-411: Expansion step out hole to the southeast; 445 g/t AgEq (0.91 g/t Au and 369 g/t Ag) over 10.55 meters including 2,068 g/t AgEq (1.73 g/t Au and 1,925 g/t Ag) over 0.55 meters.

*AuEq and AgEq are calculated using only the two precious metal components at $US1650/oz Au, $US20/oz Ag, Assays are not capped

**Estimated true widths vary depending on intersection angles and range from 65% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated

"The 2023 drilling at Homestake Silver has identified a substantial zone of exceptional precious metal grades, often typified by multiple phases of silver and gold mineralization, over wide, continuous intervals that are potentially amendable to bulk underground mining methods," said Shawn Khunkhun, CEO of Dolly Varden Silver. "Results from additional step-out holes to the north of these intercepts are being finalized and are expected to be announced shortly."

"Applying what was learned from the structural reinterpretation work at the Homestake Main gold zone to the existing wider spaced drilling at Homestake Silver Zone has led to the discovery of high-grade pathways within a continuous mineralized envelope with average precious metal grades above the average resource grades and over much wider intervals than expected", states Rob Van Egmond, P.Geo, Vice President of Exploration.

Figure 1.    Location along Dolly Varden's Kitsault Valley trend of Deposits

Drill holes HR23-416 and HR23-419 have a down dip spacing of 105 meters on the same vertical cross-section. The holes were up and down dip, respectively, from historic drill hole HR09-161 which graded 352 AgEq (2.89 g/t Au and 112 g/t Ag) over 72.75 meters over the width of the mineralized envelope (see figure 2 section). Drillholes HR23-413 and HR23-415 are located on section 25m to the north-northwest and HR23-407 is 100m along strike from HR23-416/419.

Drillholes HR23-396 and 397 were drilled up dip of the wide, higher-grade plunge intersecting individual higher-grade vein breccias extending above the mineralized envelope.

Drilling targeted the high-grade plunge within the Homestake Silver deposit. These holes focused on defining and expanding the wide gold and silver (+/- lead and zinc) mineralized zone along the low angle, northerly plunge of the high-grade mineralization. The reinterpretation concluded that the wider mineralization zone at Homestake Silver is at a similar plunge orientation as that of the Homestake Main deposit, located 300m to the northwest. The average grades are higher, on a precious metal silver equivalent basis, than the average grade of the silver deposits at the Dolly Varden property to the south due to the increased gold content at the Homestake Ridge deposits.

Figure 2.    Drill hole HR23-416 from the Homestake Silver deposit. A 12.60-meter section from the 93.95-meter mineralized envelope highlighting the 1.02-meter high-grade multi-pulse vein breccia pathway. Strong alteration and stockwork with local multi-pulse vein and vein breccias can be seen throughout the interval.

Drill hole HR23-411 is a 50m step out (down dip) from the southeastern end of Homestake Silver showing that the gold and silver mineralization remains open in that direction. Drill hole HR23-414 was drilled in the unmineralized footwall to Homestake Silver.

Finalized results remain to be released for 47 of the 115 drill hole, 51,454.90 meter, 2023 Kitsault Valley Project exploration drill program.  These include 25 drill holes at Homestake Main (11,054.90m), 4 drill holes (2,478.00m) from Homestake Silver northern extension and 6 drill holes (1,627m) from Homestake Ridge property exploration drill holes. Plus 12 drill holes (7,400m) from the southern Dolly Varden property.

Figure 3.    Homestake Silver Long section looking southwest with 2023 drill hole highlights. 100m wide window.

Homestake Ridge

The Homestake Ridge deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic aged Hazelton volcanic rocks. Mineralization consists of pyrite, +/-galena and sphalerite in a breccia matrix within a silica breccia vein system (see Figure 2). The northwest orientation of the main Homestake structural trend appears to have numerous subparallel internal structures that are interpreted to form the controls for higher grade gold and silver shoots within a broader Mineralized envelope at the Homestake Silver deposit. The main structural corridor dips steeply to the northeast at Homestake Main and rolls to vertical or steeply southwest at Homestake Silver (see Figure 5).

HOMESTAKE SILVER
PLAN VIEW
DOLLY VARDEN
SILVER CORP
6179200.0Y
6179000.0Y
6178800.0Y
6178600.0Y
6178400.0Y
HR23-414
HR23-389, 394 & 399
HR23-410
HR23-395 & 398
HR23-402 & 404
HR23-400, 403 & 405
HR23-407 & 409
HR23-396 & 397
HR23-413 & 415
HR23-416 & 419
HR23-418
HR23-406
HR23-408 & 412
HR23-411
HR23-401
HR23-393
N
A
B
0m
100m
200m
163400.0X
163600.0X
163800.0X
164000.0X

Figure 4.    Homestake Silver Plan View with Current Mineral Resource block model, primarily of Inferred resource classification with 2023 drill collar locations highlighted.

HOMESTAKE SILVER
SECTION 475 NWS (Looking Northwest)
DOLLY VARDEN
SILVER CORP
A
B
800.0Y
700.0Y
600.0Y
500.0Y
400.0Y
HR23-416: 93.95m @ 357 g/t AgEq
incl. 9.16m @ 2,802 g/t AgEq
HR09-161: 72.75m @ 352 g/t AgEq
incl. 7.2m @ 2,903 g/t AgEq
HR23-419: 79.20m @ 315 g/t AgEq
incl. 9.22m @ 1,508 g/t AgEq
Mineralized envelope
High-grade vein
breccia pathways
HR23416
HR23419
LEGEND
8-41 g/t AgEq
41-166 g/t AgEq
166-414 g/t AgEq
414-828 g/t AgEq
>828 g/t AgEq
0m
50m
100m
100.0X
200.0X
300.0X
400.0X

Figure 5.    Homestake Silver Cross Section (A-B) with 2023 and historic drill holes.

Table 1.    Completed Drill Hole Assays from the Homestake Silver Deposit Area

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq* (g/t)	AgEq* (g/t)
HR23-419	306.40	385.60	79.20	2.57	102	3.80	315
including	313.43	322.65	9.22	9.53	718	18.19	1508
including	320.00	321.00	1.00	33.05	184	35.26	2923
including	321.60	322.65	1.05	36.66	4533	91.34	7572
including	325.74	326.84	1.10	20.90	121	22.36	1853
including	328.95	329.55	0.60	29.30	302	32.94	2731
including	367.39	368.55	1.16	21.60	36	22.03	1826
HR23-418				NSV	NSV
HR23-416	204.05	298.00	93.95	1.74	213	4.30	357
including	214.13	215.13	1.00	2.77	519	9.03	748
including	230.64	239.80	9.16	11.80	1824	33.80	2802
including	231.32	231.89	0.57	5.75	4290	57.50	4767
including	234.04	236.30	2.26	13.16	3085	50.38	4176
including	238.78	239.80	1.02	55.40	4830	113.67	9422
including	283.00	284.50	1.50	8.37	207	10.87	901
and	320.00	343.00	23.00	1.13	46	1.68	139
including	329.00	331.00	2.00	3.58	281	6.97	578
including	339.00	343.00	4.00	3.78	82	4.77	395
HR23-415	305.90	328.70	22.80	5.11	206	7.59	630
including	313.40	314.40	1.00	2.74	453	8.21	680
including	318.40	325.20	6.80	14.38	562	21.16	1754
including	319.42	320.30	0.88	43.40	1020	55.71	4617
and	336.75	393.50	56.75	1.22	32	1.61	133
including	338.75	346.60	7.85	3.13	149	4.93	409
including	382.80	384.15	1.35	4.10	114	5.48	454
HR23-414				NSV	NSV
HR23-413	230.00	244.00	14.00	3.96	15	4.15	344
including	237.00	238.00	1.00	47.30	40	47.79	3961
and	263.00	303.00	40.00	1.40	110	2.72	226
including	264.55	265.60	1.05	4.32	479	10.10	837
including	271.85	275.81	3.96	3.05	415	8.05	668
including	271.85	272.48	0.63	6.49	1460	24.10	1998
including	278.57	280.74	2.17	8.43	622	15.93	1321
including	279.79	280.74	0.95	13.60	966	25.25	2093
HR23-412	165.95	166.45	0.50	0.66	401	5.49	455
including	280.38	281.85	1.47	0.29	177	2.43	201
and	293.30	304.00	10.70	0.95	238	3.82	316
including	298.00	302.00	4.00	1.79	538	8.28	686
including	299.35	300.00	0.65	2.71	1245	17.73	1470

Table 1. con't.    Completed Drill Hole Assays from the Homestake Silver Deposit Area

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq* (g/t)	AgEq* (g/t)
HR23-411	464.65	475.20	10.55	0.91	369	5.37	445
including	469.95	474.20	4.25	1.41	801	11.07	918
including	470.45	471.00	0.55	1.73	1925	24.95	2068
including	473.20	474.20	1.00	1.59	1120	15.10	1252
HR23-410	Results Pending
HR23-409	457.69	466.20	8.51	1.80	21	2.05	170
including	457.69	458.22	0.53	2.19	162	4.14	344
HR23-408	100.00	102.10	2.10	NSV	478	5.77	479
and	168.50	169.36	0.86	0.88	123	2.36	196
and	211.10	212.40	1.30	NSV	622	7.51	622
including	279.85	280.33	0.48	3.21	27	3.53	293
HR23-407	317.90	338.00	20.10	1.96	3	2.00	165
including	328.76	330.00	1.24	23.80	13	23.96	1986
and	346.10	402.00	55.90	2.32	54	2.97	246
including	354.88	365.60	10.72	8.94	191	11.24	932
including	354.88	355.45	0.57	24.38	129	25.93	2149
including	356.90	357.40	0.50	18.80	481	24.60	2039
including	360.55	361.87	1.32	8.71	382	13.31	1103
including	363.40	365.60	2.20	17.78	410	22.72	1883
HR23-406				NSV	NSV
HR23-405	394.00	433.23	39.23	1.78	NSV	1.78	148
including	402.65	414.00	11.35	3.20	NSV	3.20	265
including	417.00	423.25	6.25	2.48	NSV	2.48	206
HR23-404	614.25	651.60	37.35	0.58	2	0.60	50
HR23-403	287.50	395.00	107.50	1.46	16	1.65	137
including	288.00	288.50	0.50	24.30	659	32.25	2673
including	342.00	346.00	4.00	12.37	143	14.09	1168
including	342.00	344.00	2.00	22.26	248	25.25	2093
including	371.00	372.00	1.00	11.55	7	11.64	965
HR23-402	613.78	652.00	38.22	1.81	2	1.84	152
including	613.78	617.66	3.88	7.05	5	7.11	589
including	614.85	615.85	1.00	12.80	4	12.85	1065
HR23-401	538.00	539.40	1.40	0.04	180	2.22	184
HR23-400	352.82	354.00	1.18	0.36	471	6.04	501
and	534.07	576.00	41.93	1.24	2	1.27	105
including	543.00	550.00	7.00	2.47	4	2.52	209
HR23-399	Results Pending
HR23-398	536.75	567.00	30.25	1.31	3	1.34	111
including	544.00	545.30	1.30	5.20	2	5.22	433

Table 1. con't.    Completed Drill Hole Assays from the Homestake Silver Deposit Area

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq* (g/t)	AgEq* (g/t)
and	576.79	577.95	1.16	4.15	7	4.23	351
HR23-397	210.50	253.69	43.19	0.45	62	1.21	100
including	228.65	229.59	0.94	2.16	326	6.09	505
HR23-396	187.38	227.25	39.87	0.53	61	1.26	104
including	213.57	214.07	0.50	2.76	668	10.82	897
and	250.00	250.50	0.50	0.20	744	9.17	760
HR23-395	341.65	342.15	0.50	2.19	1715	22.88	1897
and	382.30	403.92	21.62	2.57	2	2.60	215
including	386.00	387.12	1.12	12.00	10	12.13	1005
including	396.87	401.50	4.63	6.40	4	6.45	534
including	396.87	398.40	1.53	10.45	6	10.53	873
HR23-394	Results Pending
HR23-393	560.70	562.75	2.05	NSV	364	4.44	368
HR23-389	Results Pending

* AuEq and AgEq are calculated using two precious metal components at $US1650/oz Au, $US20/oz Ag.

      Assays are not capped. No Significant Values (NSV)

** Estimated true widths vary depending on intersection angles and range from 50% to 90% of core lengths

Table 2.  Drill Hole Collar Data for 2023 Homestake Silver Deposit Drilling Reported

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elevation (m)	Azimuth	Dip	Length (m)
HR23-393	464252	6178460	703	235	-51	855.00
HR23-395	463581	6179029	834	225	-48	516.00
HR23-396	463642	6178780	857	235	-45	300.00
HR23-397	463642	6178780	857	230	-50	300.00
HR23-398	463581	6179029	834	225	-55	600.00
HR23-400	463607	6178909	841	223	-60	612.00
HR23-401	464118	6178529	720	230	-50	696.00
HR23-402	463714	6179021	798	220	-50	681.00
HR23-403	463607	6178909	841	230	-50	516.00
HR23-404	463714	6179021	798	23	-50	654.00
HR23-405	463607	6178909	841	235	-54	522.00
HR23-406	464017	6178679	738	223	-50	642.00
HR23-407	463677	6178837	828	223	-50	441.00
HR23-408	463737	6178684	819	223	-45	402.00
HR23-409	463677	6178837	828	223	-60	575.00
HR23-411	463947	6178487	748	235	-50	588.00
HR23-412	463737	6178684	819	223	-60	475.00
HR23-413	463690	6178787	827	223	-46	399.00
HR23-414	463631	6179194	814	225	-53	501.00
HR23-415	463690	6178787	827	223	-54	449.00
HR23-416	463693	6178746	833	223	-50	383.00
HR23-418	463352	6178808	997.35	275	-52	585.00
HR23-419	463693	6178746	833	223	-60	458.00

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen assays may be completed on very high grade samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

Dolly Varden Announces New Investor Relations Services Providers

The Company has entered into an agreement with Triomphe Holdings Ltd. (dba Capital Analytica) ("Capital Analytica") for investor relations and communication services (the "Consulting Agreement"). The Consulting Agreement has an initial term of six months, commencing January 1 , 2024 under which the Company will pay to Capital Analytica an aggregate of $120,000 at a rate of $20,000 per month, and has an option to renew the Consulting Agreement for an additional 6 months at a rate of $10,000 per month, unless terminated earlier in accordance with the Consulting Agreement.

Pursuant to the terms of the Consulting Agreement, Capital Analytica will provide ongoing capital markets consultation, ongoing social media consultation regarding engagement and enhancement, social sentiment reporting, social engagement reporting, discussion forum monitoring and reporting, corporate video dissemination, and other related investor relations services.

Capital Analytica is a Nanaimo based company owned and operated by Jeff French who is arm's length to the Company and holds no securities, directly or indirectly of the Company.

The Company is also pleased to announce the engagement of Zoppa Media Group to provide additional investor relations services beginning effective January 12, 2024. Dolly Varden has entered into a consulting agreement with Zoppa Media Group (the "Services Agreement"), pursuant to which Zoppa Media Group will provide certain investor relations services including investor outreach and management of the Company's social media accounts in order to increase awareness regarding Dolly Varden.  Pursuant to the Services Agreement, the Zoppa Media Group will provide such services on a month-to-month basis for a renewable one year term for a fee of $10,000 per month.

Zoppa Media Group is a Vancouver based company, owned by Diana Zoppa.  Diana Zoppa has previously served Dolly Varden in an executive assistant role prior to gaining investor relations experience with a number of publicly trading companies.  The Zoppa Media Group and Diana Zoppa hold no securities, directly or indirectly of the Company.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") and management information circular dated January 21, 2022 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com;